CONSENT OF EXPERT

Reference is made to the technical report entitled "Michelin Uranium Project, Labrador, Canada, NI 43-101 Technical Report on Preliminary Assessment" dated October 23, 2009 which the undersigned has prepared, together with Mark Hertel, P.Geo., Margaret Podhorski-Thomas, P.Eng., Keith Durston, P.Eng. and Simon Allard, P.Eng. (the "**Technical Report**").

The undersigned hereby consents to the reference to the Technical Report and technical information contained therein (i) in the Annual Report on Form 40-F of Fronteer Development Group Inc. (the "**Corporation**") for the year ended December 31, 2009 and (ii) through incorporation by reference in the Corporation's Registration Statement (No. 333-146291) on Form S-8 filed with the United States Securities and Exchange Commission.

DATED this 29th day of March, 2010.

Per: [signature]
Charles Edwards, P.Eng.